353 N. CLARK STREET CHICAGO, IL 60654-3456

Jenner & Block LLP
353 N. Clark Street
Chicago, IL 60654-3456

December 30, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attn: Cara Wirth and Mara Ransom

RE:	REQUEST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED 12/23/22

Dear Ms. Wirth and Ms. Ransom

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated December 23, 2022 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information and disclosures regarding the Preliminary Information Statement filed by Albertsons Companies, Inc. on December 2, 2022. We would like to request an extension to the filing deadline for our response. Currently, a response was requested within 10 business days, which would make the response due by January 10, 2023. We are requesting that this date be extended to January 24, 2023. If this date is not acceptable to you please let us know, otherwise we will submit our response on Edgar by January 24, 2023.

If you have any questions concerning the above request, please do not hesitate to contact the undersigned at amay@jenner.com or (312) 840-8659.

Sincerely,

/s/ Alexander May

Alexander May

cc:	Juliette Pryor Albertsons Companies, Inc.